FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended September 30, 2005

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. and is currently in pivotal late stage Phase 2 human testing in the US. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox also is developing drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA). TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals. The Company’s TobacAlert™ product is presently available in CVS/pharmacy® stores across the U.S.. Nymox has signed distribution deals for AlzheimAlert™ with Alifax S.p.A. in Italy, with KlinLab, Ltd. in the Czech Republic, B. Caravitis S.A. in Greece, and Brainpharma S.L. in Spain.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended September 30, 2005.

On August 4, Nymox announced that interim safety analysis of its ongoing multi-center pivotal Phase 2 trial of NX-1207 had thus far revealed no serious drug side effects. NX-1207 is Nymox’s lead drug candidate for the treatment of benign prostatic hyperplasia (BPH) which the company believes shows good promise as a potential first-line treatment for BPH. In two completed trials in the U.S. to date, the drug has shown highly significant efficacy without significant side effects. In the Phase 1-2 trials to date, the subjects treated with NX-1207 showed a statistically significant overall mean symptom improvement of 6.87 points (compared to 0.5 for controls) and a statistically significant shrinkage in prostate size. There were no significant adverse side effects from the drug in these trials. Significantly, subjects followed for up to two years post-treatment showed even further statistically significant symptom improvement of 9.3 points.

On September 14, Nymox provided an update on its ongoing multi-center Phase 2 trial of NX-1207. An updated review of overall safety data filed with the FDA had revealed no serious drug side effects or safety issues so far. More than 20 clinical sites across the U.S. are involved in the trial and patient accrual has proceeded as expected.

On July 26, Nymox announced that the Company had received a Notice of Allowance of a new U.S. patent covering a wide range of uses of its anti-bacterial treatments both in animals and in man. The Company’s proprietary NXC-4720 anti-bacterial product targets potentially fatal E. coli O157:H7 contamination of beef, both at the slaughterhouse and at the feedlot level of production. Nymox currently has rights to 6 U.S. patents and patent applications in this area alone, in addition to numerous international versions of these patents. Overall, the Company has several hundred patents and patent applications in the U.S. and abroad.

Nymox holds U.S. and global patent rights for the use of statin drugs for the prevention and treatment of Alzheimer’s disease (AD), including for patients at risk for AD because of vascular-related risk factors or disease. On September 12, Nymox announced that the potential use of statins to treat Alzheimer’s disease (AD) was featured in the September issue of The Lancet Neurology (Sept. 2005;4: 521-2). The article concluded that statins, which are used to lower cholesterol levels, may be useful in the prevention or delaying onset of AD, in treating the symptoms of AD, and in slowing disease progression. According to the article “Delaying of the disease process would be of great clinical and public-health importance. Statins may be useful both in the prevention or delaying of onset, in treating the symptoms, and in slowing the progression.”

On September 22, Nymox also announced that several peer-reviewed scientific articles had provided further support for the beneficial effects of statin drugs for the treatment or prevention of Alzheimer’s disease (AD). In an article in the Journal of Neuroscience Research (J Neurosci Res 2005; 82:10-19) it was reported that statin drugs reduced the survival of inflammatory microglia in AD brain, an effect which could protect the brain against inflammatory damage in AD. In a second article published online in the prestigious Journal of Biological Chemistry (J Biol Chem Aug 2005; M505268200) based on experiments with microglia, researchers came to the conclusion that statins protectively block the microglial mediated inflammatory response in AD brain.

The Company’s NTP (AlzheimAlert™) test is approved under CLIA regulations for sale in the U.S. from a central laboratory. It is also approved as a kit in all the countries of the European Union. The Company is still trying to gain FDA clearance for the kit version of the NTP test. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company received a non-approvable letter from the FDA pursuant to this panel vote. On November 4, Nymox announced that it had filed further proposals with the FDA concerning meeting requirements for approval of the Company’s PMA for its NTP test.

On November 2, Nymox announced that the Company has secured commitment for $13 million in private equity financing. This agreement replaces the existing facility signed in October 2004 with the same investor. The funds will be used for general corporate purposes. The private placement of common stock is with institutional investors and is priced at a 3% discount to the market price. There are no warrants with the placement and no restrictions on other corporate financing.

On July 5, Nymox announced that it had entered into an agreement with B. Caravitis S.A. for the marketing and sales of Nymox’s AlzheimAlert™ product in Greece. Founded in 1985, B. Caravitis S.A. is a member of the Zafiropoulos-Caravitis Group of companies, which provides nation-wide coverage to the medical diagnostics and research community in Greece. The Zafiropoulos-Caravitis Group is a market leader in sale and marketing of scientific technology and also operates a manufacturing facility for clinical chemistry products for a significant portion of the Greek market.

On September 8, Nymox announced that it had entered into an agreement with Brainpharma S.L. for the marketing and sale of Nymox’s AlzheimAlert™ product in Spain. Brainpharma is an international pharmaceutical company headquartered in Spain formed by Grupo Ferrer Internacional S.A. and Farmalider S.A. to develop and commercialize health care products in the domain of neuropsychiatry.

We wish to thank our over 4,000 shareholders for their continued strong support. The Nymox team is diligently moving ahead the Company’s drugs, medical products, projects and technologies, and we are confident that we will successfully meet our major milestones.

/s/ Paul Averback, MD
Paul Averback MD
resident

November 14, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $11.1 million as of December 31, 2004, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Nine Months Ended September 30	2005	2004	2003
Total Revenues	$319,755	$243,579	$168,141
Net Loss	$(2,763,440)	$(2,801,353)	$(2,898,542)
Loss per share (basic & diluted)	$(0.11)	$(0.11)	$(0.12)
Total Assets	$3,754,040	$4,002,818	$4,294,671

Quarterly Results	Q3 - 2005	Q2 - 2005	Q1 - 2005	Q4 - 2004
Total Revenues	$100,757	$117,067	$101,931	$78,369
Net Loss	$(958,464)	$(847,299)	$(957,677)	$(944,272)
Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.04)
	Q3 - 2004	Q2 - 2004	Q1 - 2004	Q4 - 2003
Total Revenues	$102,325	$82,999	$58,255	$31,991
Net Loss	$(695,031)	$(1,142,540)	$(963,782)	$(1,465,157)
Loss per share (basic & diluted)	$(0.03)	$(0.05)	$(0.04)	$(0.06)

Results of Operations – Q3 2005 compared to Q3 2004

Net losses were $958,464, or $0.04 per share, for the three months and $2,763,440, or $0.11 per share for the nine months ended September 30, 2005, compared to $695,031, or $0.03 per share, for the three months and $2,801,353, or $0.11 per share, for the nine months ended September 30, 2004. The weighted average number of common shares outstanding for the nine months ended September 30, 2005 was 25,905,057 compared to 24,789,096 for the same period in 2004.

Revenues

Revenues from sales amounted to $100,110 for the three months and $318,424 for the nine months ended September 30, 2005, compared with $102,325 for the three months and $243,579 for the nine months ended September 30, 2004 due to an increase in the sales of NicAlert/TobacAlert (29%). The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures remained relatively constant at $1,481,115 for the nine months ended September 30, 2005, compared with $1,456,002 for the nine months ended September 30, 2004. For the first nine months of 2005, research tax credits amounted to $3,300 compared to $7,975 in 2004 because of a decrease in expenditures eligible for tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $204,772 for the nine months ended September 30, 2005, compared with $176,841 for the nine months ended September 30, 2004. Increased marketing of our products accounts for the rise in expenditures. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses remained relatively constant at $908,949 for the nine months ended September 30, 2005, compared with $905,975 for the nine months ended September 30, 2004. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2005 expenses (75% in 2004) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2005 or 2004.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $18,740 per month.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$1,105,669	$224,882	$674,646	$206,141
Operating Leases	$46,464	$18,908	$26,796	$760
Total Contractual Obligations	$1,152,133	$243,790	$701,442	$206,901

Results of Operations – Q3 2004 compared to Q3 2003

Net losses were $695,031, or $0.03 per share, for the three months and $2,801,353, or $0.11 per share for the nine months ended September 30, 2004, compared to $847,163, or $0.04 per share, for the three months and $2,898,542, or $0.12 per share, for the nine months ended September 30, 2003. The weighted average number of common shares outstanding for the nine months ended September 30, 2004 was 24,789,096 compared to 23,496,559 for the same period in 2003.

Revenues

Revenues from sales amounted to $102,325 for the three months and $243,579 for the nine months ended September 30, 2004, compared with $58,356 for the three months and $167,226 for the nine months ended September 30, 2003. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product account for the increase in sales. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,456,002 for the nine months ended September 30, 2004, compared with $1,608,655 for the nine months ended September 30, 2003. For the first nine months of 2004, research tax credits amounted to $7,975 compared to $33,019 in 2003. Corporate activities in 2004 were more focused on clinical trials and submissions to regulatory agencies, which explain the decrease in R&D expenditures and tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $176,841 for the nine months ended September 30, 2004, compared with $146,107 for the nine months ended September 30, 2003. Increased marketing of our products accounts for the rise in expenditures. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $905,975 for the nine months ended September 30, 2004, compared with $921,832 for the nine months ended September 30, 2003, due to a decrease in professional fees. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Financial Position

Liquidity and Capital Resources

As of September 30, 2005, cash totaled $233,284 and receivables including tax credits totaled $69,267. In October 2004, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 6, 2004. As at September 30, 2005, fourteen drawings were made under this purchase agreement, for total proceeds of $3,235,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. On February 7, 2005, 82,474 common shares were issued at a price of $2.91 per share. On February 22, 2005, 50,676 common shares were issued at a price of $2.96 per share. On March 17, 2005, 51,136 common shares were issued at a price of $2.64 per share. On April 25, 2005, 127,119 common shares were issued at a price of $2.36 per share. On May 24, 2005, 109,489 common shares were issued at a price of $2.74 per share. On June 9, 2005, 95,339 common shares were issued at a price of $2.36 per share. On June 17, 2005, 58,333 common shares were issued at a price of $2.40 per share. On July 15, 2005, 92,437 common shares were issued at a price of $2.38 per share. On August 2, 2005, 98,684 common shares were issued at a price of $2.28 per share. On August 18, 2005, 83,333 common shares were issued at a price of $2.40 per share. On September 26, 2005, 110,619 common shares were issued at a price of $2.26 per share. The Company can draw down a further $9,765,000 over the remaining 12 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended September 30, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 2005, with comparative figures as at December 31, 2004
(in US dollars)

	September 30, 2005	December 31, 2004
		(Audited)
Assets
Current assets:
Cash	$233,284	$529,642
Accounts receivable	65,967	51,417
Research tax credits receivable	3,300	42,377
Inventories	34,562	31,499
Prepaid expenses and deposits	35,993	44,139

	373,106	699,074
Long-term receivables	70,000	70,000
Property and equipment	21,545	25,348
Patents and intellectual property	3,289,389	3,271,599

	$3,754,040	$4,066,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,438,872	$1,274,447
Accrued liabilities	187,731	150,652
Notes payable	500,000	600,000
Deferred revenue	63,828	28,535

	2,190,431	2,053,634
Deferred lease inducement	37,353	--
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital (note 2)	38,938,350	36,553,350
Warrants and options	--	55,384
Additional paid-in capital	622,470	554,921
Deficit	(38,834,564)	(35,951,268)

	726,256	1,212,387
Commitments and contingency (note 6)
Subsequent events (note 7)

	$3,754,040	$4,066,021

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2005	2004	2003	2005	2004	2003
Revenue:
Sales	$100,110	$102,325	$58,356	$318,424	$243,579	$167,226
Interest	647	--	60	1,331	--	915

	100,757	102,325	58,416	319,755	243,579	168,141
Expenses:
Research and
development	521,816	305,730	444,637	1,481,115	1,456,002	1,608,655
Less investment tax
credits	(1,125)	(2,987)	--	(3,300)	(7,975)	(33,019)

	520,691	302,743	444,637	1,477,815	1,448,027	1,575,636
General and
administrative	297,649	239,243	247,154	908,949	905,975	921,832
Depreciation and
amortization	108,577	113,762	102,982	317,107	320,282	300,138
Marketing	80,138	56,486	65,226	204,772	176,841	146,107
Cost of sales	42,109	75,466	38,630	141,696	163,876	103,717
Interest and bank
charges	10,057	9,656	6,950	32,856	29,931	19,253

	1,059,221	797,356	905,579	3,083,195	3,044,932	3,066,683

Net loss	$(958,464)	$(695,031)	$(847,163)	$(2,763,440)	$(2,801,353)	$(2,898,542)

Loss per share (basic
and diluted) (note 3) $	(0.04)	$(0.03)	$(0.04)	$(0.11)	$(0.11)	$(0.12)

Weighted average
number of common
shares outstanding
Basic	25,909,567	25,048,448	23,758,316	25,905,057	24,789,096	23,496,559
Plus impact of stock
options and warrants	7,103	47,937	49,283	30,975	224,118	113,731

Diluted	25,916,670	25,096,385	23,807,599	25,936,032	25,013,214	23,610,290

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2005	2004	2003	2005	2004	2003
Deficit, beginning of
period:
As previously
reported	$(37,839,012)	$(34,204,550)	$(29,029,081)	$(35,951,268)	$(31,326,826)	$(26,742,308)
Adjustment to reflect
change in accounting
for amortization of
patents (note 1 (b) (ii))	--	--	--	--	(119,714)	(129,125)

Sub-total	(37,839,012)	(34,204,550)	(29,029,081)	(35,951,268)	(31,446,540)	(26,871,433)
Adjustment to reflect
change in accounting
policy for employee
stock options
(note 1 (b) (i))	--	--	--	--	(548,164)	--

Deficit restated	(37,839,012)	(34,204,550)	(29,029,081)	(35,951,268)	(31,994,704)	(26,871,433)
Net loss	(958,464)	(695,031)	(847,163)	(2,763,440)	(2,801,353)	(2,898,542)
Share issue costs	(37,088)	(52,305)	(26,458)	(119,856)	(155,829)	(132,727)

Deficit, end of period	$(38,834,564)	$(34,951,886)	$(29,902,702)	$(38,834,564)	$(34,951,886)	$(29,902,702)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2005	2004	2003	2005	2004	2003
Cash flows from operating
activities:
Net loss	$(958,464)	$(695,031)	$(847,163)	$(2,763,440)	$(2,801,353)	$(2,898,542)
Adjustments for:
Depreciation and
amortization	108,577	113,762	102,982	317,107	320,282	300,138
Stock-based
compensation	4,055	4,055	--	12,165	12,165	--
Net change in operating
assets and liabilities	111,604	(254,108)	193,964	513,222	121,385	(25,378)

	(734,228)	(831,322)	(550,217)	(1,920,946)	(2,347,521)	(2,623,782)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	895,000	1,020,000	960,000	2,385,000	2,824,033	3,066,000
Share issue costs	(37,088)	(52,305)	(26,458)	(119,856)	(155,829)	(132,727)
Repayment of notes
payable	--	--	--	(100,000)	--	(322,436)
Proceeds from issuance
of notes payable	--	--	300,000	--	--	300,000

	857,912	967,695	1,233,542	2,165,144	2,668,204	2,910,837
Cash flows from investing
activities:
Additions to property
and equipment and
intangibles	(44,559)	(149,432)	(99,808)	(540,556)	(575,438)	(178,220)

Net increase (decrease)
in cash	79,125	(13,059)	583,517	(296,358)	(254,755)	108,835
Cash, beginning of period	154,159	363,907	185,947	529,642	605,603	660,629

Cash, end of period	$233,284	$350,848	$769,464	$233,284	$350,848	$769,464

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$7,959	$9,656	$6,950	$23,456	$29,931	$19,253
(b) Non-cash
transactions:
Acquisition of
property
and equipment,
patents and
intellectual
property included
in accounts payable
and accrued
liabilities	53,196	--	--	217,709	--	--
Cashless exercise of
warrants	--	--	--	--	375,717	--

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at September 30, 2005 and the unaudited consolidated statements of operations, deficit and cash flows for the three and nine-month periods ended September 30, 2005, 2004 and 2003 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2004. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

2.	Share capital:

(a)	Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2004	25,504,062	$36,553,350
Issued for cash pursuant to common
stock private purchase agreement (i)	959,639	2,385,000

Balance, September 30, 2005	26,463,701	$38,938,350

(i)	Common Stock Private Purchase Agreement:

In October 2004, the Corporation entered into a Common Stock Private Purchase Agreement (the “Agreement”) with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended September 30, 2005, the Corporation issued 385,073 common shares to the Purchaser for aggregate proceeds of $895,000 under the agreement. In the nine-month period ended September 30, 2005, the Corporation issued 959,639 common shares for aggregate proceeds of $2,385,000. At September 30, 2005, the Corporation can require the Purchaser to purchase up to $9,765,000 of common shares over the remaining 12 months of the agreement. See subsequent events note 7 (b).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

2.	Share capital (continued):

(b)	Warrants and options:

Changes in outstanding warrants and options during the period were as follows:

	Warrants	Options
Outstanding warrants and options, December 31, 2004	25,496	1,811,500
Expired	(25,496)	--

Outstanding warrants and options, September 30, 2005	--	1,811,500

The carrying amount of 25,496 warrants that expired in the period in the amount of $55,384 was reclassified to additional paid-in capital.

3.	Stock-based compensation:

No options were granted by the Corporation in the periods ended September 30, 2005 and 2004. The Corporation recorded total stock-based compensation of $12,165 (2004 — $12,165) for options granted to employees in 2003, which is included in marketing expenses in the consolidated statement of operations. Stock-based compensation in fiscal 2005 and 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the period ended September 30, 2003, the net loss and related loss per share figures would be as follows:

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Reported net loss	$(847,163)	$(2,898,542)
Pro forma adjustment to compensation expense	(5,064)	(7,691)

Pro forma net loss	$(852,227)	$(2,906,233)

Pro forma loss per share (basic and diluted)	$(0.04)	$(0.12)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

4.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2005	2004	2003	2005	2004	2003
Net loss, Canadian
GAAP	$(958,464)	$(695,031)	$(847,163)	$(2,763,440)	$(2,801,353)	$(2,898,542)
Stock-based
compensation -
options granted to
non-employees (i)	(10,285)	(10,285)	(10,285)	(30,855)	(30,855)	(30,855)
Stock-based
compensation -
options granted to
employees (ii)	4,055	4,055	--	12,165	12,165	--

Net loss,
U.S. GAAP	$(964,694)	$(701,261)	$(857,448)	$(2,782,130)	$(2,820,043)	$(2,929,397)

Loss per share,
U.S. GAAP	$(0.04)	$(0.03)	$(0.04)	$(0.11)	$(0.11)	$(0.12)

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	September 30, 2005	December 31, 2004
Shareholders’ equity, Canadian GAAP	$726,256	$1,212,387
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,414,858)	(1,384,003)
Additional paid-in capital	1,467,421	1,436,566
Change in reporting currency (iii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$716,147	$1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(ii)	For US GAAP purposes, the Corporation has elected to follow the intrinsic value method of accounting under APB 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. For Canadian purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(iii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

5.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States
Revenues:
2005	$39,197	$280,558
2004	2,213	241,366
2003	3,231	164,910
Net loss:
2005	(2,354,991)	(408,449)
2004	(2,368,841)	(432,512)
2003	(2,471,743)	(426,799)
Property and equipment, patents and intellectual property:
September 30, 2005	3,069,404	241,530
December 31, 2004	3,066,234	230,713

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2005, 2004 and 2003
(in US dollars)

6.	Commitments and contingency:

(a)	Operating leases:

During the period ended June 30, 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. Minimum lease payments under these agreements, excluding operating costs, will be approximately $150,000 per annum.

(b)	Contingency:

During the period ended June 30, 2005, the Corporation received proposed notices of assessments relating to its 2001 and 2002 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years by an aggregate of $174,995, of which $63,966 was previously refunded to the Corporation. The remaining credits of $111,029 were non-refundable but available to reduce future federal income taxes payable over the carryforward period to 2011. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation will file a notice of objection to the assessments with the taxation authorities since it believes and it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

7.	Subsequent events:

(a)	On October 14, 2005, the Corporation issued 72,464 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $150,000.

(b)	On November 2, 2005, the Corporation announced that the Agreement referred to in note 2 (a) (i) was terminated and a new agreement was concluded with the Purchaser with the same terms and conditions. The Corporation, at its discretion, can require the Purchaser to purchase up to $13 million of common shares from the effective date over a twenty-four month period.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: November 14, 2005